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                        Filed by Commercial Intertech Corp.
                        Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Commercial Intertech Corp. Registration Number: 333-96453



         LETTER MAILED TO SHAREHOLDERS AND PRESS RELEASE ISSUED IN CONNECTION WITH COMMERCIAL INTERTECH'S PROPOSED MERGER WITH AND INTO PARKER-HANNIFIN CORPORATION:



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March 24, 2000

Re: APRIL 5, 2000 CASH ELECTION DEADLINE

Dear Fellow Shareholder:

     As described in the Proxy Statement mailed to you earlier this month, Commercial Intertech has been working on obtaining a waiver from a German regulatory agency before determining the timing of the closing of the proposed merger with Parker-Hannifin Corporation.

     I am pleased to inform you that we have received the waiver, and therefore, subject to approval by our shareholders and certain other conditions, we and Parker expect to close the merger immediately following the April 11, 2000 Special Meeting of Shareholders. As a result, the deadline for submitting the election and transmittal form (the blue form provided in your Proxy Statement, and, for your convenience, included again with this mailing) to receive cash for all or some of your Commercial Intertech shares is April 5, 2000. This is the "Election Deadline" referred to in your Proxy Statement.

     In the merger, you may elect to receive either cash, Parker stock or a combination of cash and Parker stock by completing the election and transmittal form. If you do not make an election, you will receive Parker stock. If you want to receive cash in exchange for all or some of your shares of Commercial Intertech stock, you must sign, date and complete the election and transmittal form (the blue form included with this letter) and return it to the Exchange Agent, National City Bank, with your stock certificates or a guarantee of delivery so that it is received by National City Bank by 4:00 p.m., Cleveland, Ohio time on April 5, 2000. Elections are properly made only if the Exchange Agent actually receives a properly completed election and transmittal form by 4:00 p.m., Cleveland, Ohio time on April 5, 2000. If you fail to submit an election and transmittal form by this deadline, you will receive Parker stock in the merger.

     Please carefully read the election and transmittal form for complete instructions regarding your cash election, and the Proxy Statement for details on the proposed merger of Commercial Intertech with and into Parker.

     For your convenience, we have also included with this letter an additional copy of the proxy card. The meeting is rapidly approaching, and we urge you to complete, sign, date and mail the enclosed proxy card in the envelope which we have provided.

     You may contact Commercial Intertech with any questions regarding the cash election or the merger. Please forward any questions to the office of General Counsel, 330-746-8011.

                                        By order of the Board of Directors,


                                        /s/ Shirley Shields

                                        Shirley Shields
                                        Vice President and Corporate Secretary

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          COMMERCIAL INTERTECH CORP. ANNOUNCES ANTICIPATED CLOSING DATE
           AND CASH ELECTION DEADLINE FOR MERGER WITH PARKER-HANNIFIN
                                   CORPORATION

     Youngstown, Ohio: March 24, 2000 -- Commercial Intertech Corp. (NYSE: TEC) and Parker-Hannifin Corporation (NYSE: PH) announced today that, subject to the approval of Commercial Intertech's shareholders and certain other conditions, they will close the proposed merger of their two companies immediately following Commercial Intertech's April 11, 2000 Special Meeting of Shareholders.

     This anticipated closing date is a result of Commercial Intertech's receipt of a waiver from the German government relating to a material contract. Based on the April 11, 2000 anticipated closing date, the deadline for Commercial Intertech shareholders to elect to receive cash for all or some of their Commercial Intertech shares is April 5, 2000. Commercial Intertech is sending a notice to its shareholders of record as of February 25, 2000, the record date for the merger, advising them of this closing date and the April 5, 2000 cash election deadline.

     On January 17, 2000, Commercial Intertech and Parker announced that their Boards of Directors had approved a definitive agreement to merge in a cash and stock transaction whereby Parker would acquire all outstanding stock of Commercial Intertech.

     Commercial Intertech is an international manufacturer of engineered metal products and systems comprising Commercial Hydraulics, Astron Building Systems and Commercial Metal Forming. The Company employs 3,800 men and women at 27 facilities in seven countries.



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INVESTOR NOTICE

Investors and shareholders are advised to read the proxy statement/prospectus regarding Commercial Intertech Corp.'s proposed merger with and into Parker-Hannifin Corporation referenced in the foregoing information, because it contains important information. This proxy statement/prospectus was filed with the Securities and Exchange Commission by Parker as part of Parker's Registration Statement on Form S-4, which became effective February 28, 2000. Investors and shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by Commercial Intertech or Parker at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents also may be obtained by directing such request to Commercial Intertech Corp., 1775 Logan Avenue, Youngstown, Ohio, 44502. 330-746-8011.

FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, events or developments, including statements related to earnings accretion and synergies to be realized in the merger, are forward-looking statements. It is possible that the company's future performance may differ materially from current expectations expressed in these forward- looking statements, due to a variety of factors such as changes in: business relationships with and purchases by or from major customers or suppliers; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs which cannot be recovered in product pricing; global economic factors, including currency exchange rates and difficulties entering new markets; failure of the merger to be consummated; ability to successfully integrate Commercial Intertech's business with Parker's; and factors noted in the Registration Statement on Form S-4 filed by Parker in connection with the proposed merger with Commercial Intertech and in Commercial Intertech's reports filed with the Securities and Exchange Commission.